Exhibit 99.1

YM BIOSCIENCES SHAREHOLDING IN COMPANY

MISSISSAUGA, Canada – January 18, 2008 – YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has been notified that Accipiter Life Sciences Fund, LP and affiliated funds now hold 3,497,795 Common Shares in the Company.

	No. of Total Voting Rights	% issued share capital
Accipiter Life Sciences Fund, LP	1,258,203	2.3%
Accipiter Life Sciences Fund II, LP	240,657	0.4%
Accipiter Life Sciences Fund (Offshore) Ltd	1,246,531	2.2%
Accipiter Life Sciences Fund II (Offshore) Ltd	476,897	0.9%
Accipiter Life Sciences Fund II (QP), LP	275,507	0.5%

The holding of 3,497,795 Common Shares represents 6.3% of the current total issued share capital of the Company, being 58,216,309 Common shares.

This press release is being issued in order to comply with Rule 26 of the AIM Rules for Companies.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500